UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Graphite Bio, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

38870X104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38870X104

1.	Names of Reporting Persons Samsara BioCapital, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 7,814,180 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 7,814,180shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,814,180 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.5% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Samsara BioCapital, L.P. (“Samsara LP”), Samsara BioCapital GP, LLC (“Samsara GP”), 436, L.P. (“436 LP”), 436, LLC (“436 LLC”) and Dr. Srinivas Akkaraju (“Akkaraju”) (and together with Samsara LP, Samsara GP, 436 LP and 436 LLC, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G..

(2)	These shares are held by Samsara LP. Samsara GP is the sole general partner of Samsara LP and may be deemed to have voting and investment power over the securities held by Samsara LP. Akkaraju is a managing member of Samsara GP and may be deemed to have voting and dispositive power over the shares held by Samsara LP. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021.

(3)	This percentage is calculated based on 58,079,002 shares of Common Stock outstanding as of as of November 8, 2021 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2021 (the “10-Q”) filed on November 10, 2021 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 38870X104

1.	Names of Reporting Persons Samsara BioCapital GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 7,814,180 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 7,814,180 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,814,180 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.5% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	These shares are held by Samsara LP. Samsara GP is the sole general partner of Samsara LP and may be deemed to have voting and investment power over the securities held by Samsara LP. Akkaraju is a managing member of Samsara GP and may be deemed to have voting and dispositive power over the shares held by Samsara LP. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021.

(3)	This percentage is calculated based on 58,079,002 shares of Common Stock outstanding as of as of November 8, 2021 as reported in the Issuer’s Form 10-Q filed on November 10, 2021 with the SEC.

CUSIP No. 38870X104

1.	Names of Reporting Persons 436, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 37,753 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 37,753 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,753 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	These shares are held by 436 LP. 436 LLC is the sole general partner of 436 LP and may be deemed to have voting and investment power over the securities held by 436 LP. Akkaraju is a managing member of 436 LLC and may be deemed to have voting and dispositive power over the shares held by 436 LP. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021.

(3)	This percentage is calculated based on 58,079,002 shares of Common Stock outstanding as of as of November 8, 2021 as reported in the Issuer’s Form 10-Q filed on November 10, 2021 with the SEC.

CUSIP No. 38870X104

1.	Names of Reporting Persons 436, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 37,753 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 37,753 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,753 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	These shares are held by 436 LP. 436 LLC is the sole general partner of 436 LP and may be deemed to have voting and investment power over the securities held by 436 LP. Akkaraju is a managing member of 436 LLC and may be deemed to have voting and dispositive power over the shares held by 436 LP. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021.

(3)	This percentage is calculated based on 58,079,002 shares of Common Stock outstanding as of as of November 8, 2021 as reported in the Issuer’s Form 10-Q filed on November 10, 2021 with the SEC.

CUSIP No. 38870X104

1.	Names of Reporting Persons Dr. Srinivas Akkaraju

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 7,851,933 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 7,851,933 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,851,933 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.5% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes 8,034,850 shares of Common Stock held by Samsara LP and 37,753 shares of Common Stock held by yyy. Samsara GP is the sole general partner of Samsara LP and may be deemed to have voting and investment power over the securities held by Samsara LP. Akkaraju is a managing member of Samsara GP and may be deemed to have voting and dispositive power over the shares held by Samsara LP. 436 LLC is the sole general partner of 436 LP and may be deemed to have voting and investment power over the securities held by 436 LP. Akkaraju is a managing member of 436 LLC and may be deemed to have voting and dispositive power over the shares held by 436 LP. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021.

(3)	This percentage is calculated based on 58,079,002 shares of Common Stock outstanding as of as of November 8, 2021 as reported in the Issuer’s Form 10-Q filed on November 10, 2021 with the SEC.

Item 1.
(a)	Name of Issuer Graphite Bio, Inc.
(b)	Address of Issuer’s Principal Executive Offices 279 East Grand Avenue, Suite 430 South San Francisco, CA 94080

Item 2.
(a)	Name of Person Filing Samsara BioCapital, L.P. (“Samsara LP”) Samsara BioCapital GP, LLC (“Samsara GP”) 436, L.P. (“436 LP”) 436, LLC (“436 LLC”) Srinivas Akkaraju (“Akkaraju”)
(b)	Address of Principal Business Office or, if none, Residence c/o Samsara BioCapital, LLC 628 Middlefield Road Palo Alto, CA 94301

(c)	Citizenship

Entities:	Samsara LP	-	Delaware
	Samsara GP	-	Delaware
	436, L.P.	-	Delaware
	436, LLC	-	Delaware

Individuals:	Akkaraju	-	United States of America

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 38870X104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
The beneficial ownership information set forth below is provided as of December 31, 2021:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (5)
Samsara LP (1) (2)	7,814,180		7,814,180		7,814,180	7,814,180	13.5%

Samsara GP (1) (2)			7,814,180		7,814,180	7,814,180	13.5%

436 LP (3) (4)	37,753		37,753		37,753	37,753	0.1%

436 LLC (3) (4)			37,753		37,753	37,753	0.1%

Akkaraju (1) (2) (3) (4)			7,851,933		7,851,933	7,851,933	13.5%

(1)	Includes 7,814,180 shares of Common Stock held by Samsara LP.
(2)	Samsara GP is the sole general partner of Samsara LP and may be deemed to have voting and investment power over the securities held by Samsara LP. Akkaraju is a managing member of Samsara GP and may be deemed to have voting and dispositive power over the shares held by Samsara LP.
(3)	Includes 37,753 shares of Common Stock held by 436 LP.
(4)	436 LLC is the sole general partner of 436 LP and may be deemed to have voting and investment power over the securities held by 436 LP. Akkaraju is a managing member of 436 LLC and may be deemed to have voting and dispositive power over the shares held by 436 LP.
(5)	This percentage is calculated based on 58,079,002 shares of Common Stock outstanding as of as of November 8, 2021 as reported in the Issuer’s Form 10-Q filed on November 10, 2021 with the SEC.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
By signing below, each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Samsara BioCapital, L.P..		Samsara BioCapital GP, LLC

By:	Samsara BioCapital GP, LLC
its	General Partner

By:	/s/ Srinivas Akkaraju	By:	/s/ Srinivas Akkaraju
	Name: Srinivas Akkaraju		Name: Srinivas Akkaraju
	Title: Managing Member		Title: Managing Member

436, L.P.		436, LLC

By:	436, LLC
its	General Partner

By:	/s/ Srinivas Akkaraju	By:	/s/ Srinivas Akkaraju
	Name: Srinivas Akkaraju		Name: Srinivas Akkaraju
	Title: Managing Member		Title: Managing Member

/s/ Srinivas Akkaraju
Srinivas Akkaraju

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).